Exhibit 99.2

Press Release

VERAXA Biotech Initiates Cell Line Development with ATUM to Advance its Lead BiTAC®-TCE Program

ATUM, a leading US-based contract research organization, selected to support stable clonal cell line generation to advance VERAXA’s lead BiTAC-TCE program toward IND/CTA-enabling activities

ZURICH, SWITZERLAND – July 02, 2026 – VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA”), an emerging leader in designing novel cancer therapies, today announced the initiation of cell line development for its lead BiTAC® T-cell engager (BiTAC-TCE) program. VERAXA has engaged ATUM, a global leader in bioengineering and cell line development, to apply the proprietary Leap-In Transposase® technology to support stable clonal cell line generation. The collaboration marks a key step in progressing VERAXA’s most advanced T-cell engager candidate toward IND/CTA-enabling activities and supports future clinical development.

“Today’s news underscores our commitment to accelerate the development path of our growing BiTAC-TCE portfolio. Initiating cell line development with ATUM is an important next step for our lead BiTAC-TCE program following the encouraging preclinical data we presented at AACR,” said Christoph Erkel, Ph.D., Vice President Research & Development of VERAXA. “Working with a recognized cell line development partner like ATUM allows us to pair our differentiated molecular design with expertise and workflows built for exactly this kind of advanced multi-chain formats.”

Cell line development is an important milestone in translating a therapeutic candidate into a manufacturable product. The collaboration with ATUM is intended to support the generation of stable and high-producing clonal cell lines that will be used throughout CMC development, including early process, analytical, and formulation development, as well as the supply of material for nonclinical studies. ATUM’s Leap-In Transposase® technology is designed to support efficient stable cell line generation and is particularly relevant for multi-chain antibody formats where balanced expression of multiple components is important, such as VERAXA’s BiTAC-TCEs. ATUM’s Leap-In Transposase® technology has supported the generation of stable cell lines used in over 50 IND submissions, providing VERAXA with an established cell line development approach for advanced biologic formats.

A new generation of T-cell engagers

T-cell-engaging bispecific molecules redirect cytotoxic T-cells to eliminate cancer cells, typically by binding the CD3 receptor on T-cells while simultaneously engaging a target protein on the tumor. While effective in select indications, conventional TCEs remain limited by toxicity; because their tumor target is often also present on healthy tissue, on-target but off-tumor T-cell activation can drive serious side effects and narrow the therapeutic window. A large proportion of conventional bispecific TCEs fail in development for this reason.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

VERAXA’s BiTAC-TCE approach is designed to address this challenge at its source. Rather than delivering a single, fully active molecule, the BiTAC strategy splits the T-cell engager into two complementary precursors. In their isolated form, each precursor retains its tumor-binding capability while the CD3-binding function remains inactivated. Only when both precursors bind their respective targets on the same cell is the CD3-binding domain reconstituted and activated. This “AND”-gated mechanism restricts T-cell activity to cells displaying both tumor markers, sparing healthy cells that carry only one.

A dual-target, conditional-activation design distinguishes BiTAC-TCEs from both traditional TCEs and from masked-TCE approaches that rely on a single antibody whose effector function is shielded until cleaved in the tumor microenvironment. By requiring the simultaneous engagement of two distinct antigens to assemble the active engager, BiTAC-TCEs are engineered for greater tumor selectivity, with the goal of enabling higher dosing and a meaningfully wider therapeutic window.

Initial data from VERAXA’s most advanced BiTAC-TCE program were presented at the American Association for Cancer Research (AACR) Annual Meeting 2026, in April. In those studies, VERAXA’s BiTAC-TCE candidate performed as intended in vitro and in vivo, attacking cancer cells displaying both target molecules while sparing cells expressing only one of the two targets. The data demonstrated a superior safety profile with matching efficacy compared with a more traditional TCE, pointing to the possibility of a meaningfully improved therapeutic index. The related posters are available on the VERAXA website at www.veraxa.com.

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including bispecific T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of ADCs and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit https://investors.veraxa.com/ or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

BiTAC® is a registered trademark of VERAXA Biotech GmbH.

About ATUM

ATUM is a fully integrated biotechnology contract research organization that provides services for gene design, protein engineering, and cell line development. By combining machine learning, synthetic biology, and proprietary expression technologies, ATUM helps partners worldwide transform digital sequences into clinical reality. ATUM is headquartered in Newark, Calif. and found online at www.atum.bio.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Forward-looking statements contained on this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified in the risk factors section of the Company’s registration statement on Form F-4. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release and investors should not rely upon the information as current or accurate after the presentation date. The press release may also contain certain non-GAAP financial measures, adjusted to exclude certain costs, expenses, gains and losses and other specified items. Reconciliations of these non-GAAP financial measures to the most comparable GAAP measures for a particular quarterly period are available on the Company’s website at www.veraxa.com.

Contact

VERAXA Biotech AG - Corporate

Christoph Antz, Ph.D.

Chief Executive Officer, Co-Founder

investors@veraxa.com

For Media and Investors – U.S.

Brandon Weiner

ICR Healthcare

VERAXA@icrhealthcare.com

For Media and Investors – EU

Mario Brkulj

media@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

3